FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    July 2008

Commission File Number   000-21968

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, TX 77084

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2008	BRAZAURO RESOURCES CORPORATION /s/ Mark E. Jones, III Mark E. Jones, III Chairman

INDEX

1.	Press Release Dated July 24, 2008

16360 Park Ten Place, Suite 217

Houston, TX 77084

July 24, 2008	Trading Symbol: BZO-TSXV

BRAZAURO COMPLETES $8.36 MILLION PRIVATE PLACEMENT WITH ELDORADO GOLD CORPORATION

Brazauro Resources Corporation (“Brazauro”) is pleased to announce that Eldorado Gold Corporation (“Eldorado”) has now completed the private placement required as part of its earn-in on an option to acquire an initial 60% interest in the Company’s Tocantinzinho project in Brazil. (See July 9, 2008 news release. All amounts are in Canadian dollars).

As a result, 8.8 million units of the Company (the “Units”) have been issued to Eldorado at the price of $0.95 per Unit for proceeds of $8,360,000. Each Unit consists of one common share and one-half of one non-transferable share purchase warrant. Each full warrant is exercisable to acquire one additional share at a price of $1.30 per share for a period of eighteen months. The shares, warrants and any shares issued upon exercise of the warrants are subject to a four month hold period during which the securities may not be traded except as permitted by the Securities Act and the Rules made thereunder and the TSX Venture Exchange.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho gold project in Brazil (the “Project”) Eldorado is required to incur $9.5 million in expenditures on the Project within 24 months or pay the cash equivalent to the Company. Subject to completing the earn-in Eldorado will be entitled to exercise the option to acquire an initial 60% in the Project by paying $40 million dollars to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Project by paying an additional $30 million dollars, subject to increase to up to $40 million dollars based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million dollars

Eldorado reports that it holds 8.8 million shares in the capital of the Company representing 10.32% of the current issued and outstanding shares and warrants exercisable to acquire an additional 4.4 million shares. Assuming exercise by Eldorado of its warrants and no other issuance of shares by the Company, Eldorado would hold 13.2 million shares, representing 14.73% of the current issued and outstanding shares.

Proceeds of the private placement will be used for further exploration on the Company’s Bom Jardim property and for potential acquisitions and general corporate purposes.

Mark E. Jones, III Mark E. Jones, III Chairman and CEO

For further information, please contact:

Mark E. Jones, III - Chairman Ph: 281-579-3400 info@brazauroresources.com www.brazauroresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Statements contained in this press release respecting the intended use of the proceeds of the private placement, constitute forward-looking statements under Canadian securities legislation which are not historical facts and are made pursuant to the “safe harbour” provisions under the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon the Company’s reasonable expectations and business plan at the date hereof, which are subject to change depending on economic, political and competitive circumstances and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause a change in such assumptions and the actual outcomes and estimates to be materially different from those estimated or anticipated future results, achievements or position expressed or implied by those forward-looking statements. Risks, uncertainties and other factors that could cause the Company’s plans to change include changes in demand for and price of gold and other commodities (such as fuel and electricity) and currencies; changes or disruptions in the securities markets; legislative, political or economic developments in Brazil; the need to obtain permits and comply with laws and regulations and other regulatory requirements; the possibility that actual results of work may differ from projections/expectations or may not realize the perceived potential of the company’s projects; risks of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in development programs; operating or technical difficulties in connection with exploration, mining or development activities; the speculative nature of gold exploration and development, including the risks of diminishing quantities of grades of reserves and resources; and the risks involved in the exploration, development and mining business.

Brazauro disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.